Name
SSN


Dear _______________:

The shareholders of Dole Food Company, Inc. approved the 1995 Non-Employee Directors Stock Option Plan (the "Plan") on May 11, 1995. You have been granted a non-transferable Non-Qualified Stock Option under the Plan to purchase Dole Food Company, Inc. common stock as follows:

          Date of Grant                      __________
          Stock Option Plan                  95

          Option Price Per Share             __________
          Total Number of Options Granted    1,500

The Option Plan is the ten year period commencing on the Date of Grant and continuing to and including February [14], ______, subject to earlier termination as provided in the Plan. This option shall become exercisable with respect to one third of the total number of shares on each of the first, second and third anniversaries of the Date of Grant and all shares covered hereby shall be exercisable on February [15], ____, subject to the terms of the Plan.

By your acceptance of the Option, and execution of this Agreement, you agree that this option is in all respects subject to the terms and conditions of the Plan, incorporated herein by this reference.

Please sign both copies of this Agreement and return one to the Company in the enclosed confidential return envelope.


________________________________        __________________
For Dole Food Company, Inc.             Date

_________________________________       ___________________
Optionee                                Date

                         SPOUSAL CONSENT

     In consideration of the execution of the foregoing Stock
Option Agreement by Dole Food Company, Inc., I
_________________________, the spouse of the Director therein named, do hereby agree to be bound by all of the terms and provisions thereof and of the Plan.


DATED:    _______________________, 19____


                              _______________________________
                              Signature of Spouse